Mail Stop 3561

September 25, 2006

<u>By U.S. Mail</u>

Mr. Michael Shaffer
Chief Executive Officer
Phillips-Van Heusen Corporation
200 Madison Avenue
New York, New York 10016

> **Re:** **Phillips-Van Heusen Corporation**
> **Form 10-K for the year ended January 30, 2005**
> **Filed April 14, 2005**
> **File No. 1-07572**

Dear Mr. Shaffer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief